

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

Mutya Harsch, Esq.
Chief Legal Officer and General Counsel
VYNE Therapeutics Inc.
520 U.S. Highway 22, Suite 204
Bridgewater, New Jersey 08807

> **Re: VYNE Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2021**
> **File No. 333-255841**

Dear Ms. Harsch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea L. Nicolas, Esq.